April 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:	Karl Hiller
Lily Dang

Re:	SEC Comment Letter dated March 20, 2013
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 29, 2012
Filed November 28, 2012
File No. 1-12340
Form 10-Q for the Fiscal Quarter Ended December 29, 2012
Filed February 6, 2013
File No. 1-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 20, 2013 that pertains to the Company’s Annual Report on Form 10-K for the year ended September 29, 2012 (the “Form 10-K”), which was filed with the Commission on November 28, 2012 and Quarterly Report on Form 10-Q for the thirteen weeks ended December 29, 2012 (the “Form 10-Q), which was filed with the Commission on February 6, 2013.

For reference purposes, the Staff’s comments in the Staff’s letter dated March 20, 2013 are reproduced in bold and the corresponding responses of the Company are shown below the comments.

Form 10-K for the Fiscal Year ended September 29, 2012

Financial Statements

Note 2 — Significant Accounting Policies, page 50

Revenue Recognition, page 54

1.              We note you disclose on pages 2, 25, and 26 that you produce and sell various specialty beverages under brands available through relationships you have with their owners, and that efforts to continue developing these types of relationships have allowed you to offer additional national and regional coffee brands.

Please expand your disclosures as necessary to describe material licensing fee, royalty or other arrangements you have with brand owners, clarify the extent to which you are manufacturing or purchasing such products for resale, and provide details of your accounting policy and the impact on revenue and costs of sales associated with these arrangements if the effects are material.

If you do not believe these arrangements significantly impact your operations explain the manner by which you have formulated your view.

RESPONSE TO COMMENT 1

The Company believes that its current disclosure in its significant accounting policies regarding revenue recognition and costs of sales includes sufficient detail regarding its brand owner arrangements.  As described in more detail below, the Company recognizes revenues both from finished product sales of Company-owned brands and from finished product sales of goods produced under licensing and manufacturing arrangements.  Revenue from finished product sales is recognized when title and risk of loss pass to the customer (including brand owners) which generally occurs upon shipment or delivery of the product to the customer.  To date, none of the Company’s arrangements under manufacturing and licensing arrangements have had a significant impact on results of operations.

Significant accounting policies, as applied to the Company’s brand relationships

As noted in the Form 10-K and other public filings, in addition to selling its own brands of beverage products, the Company has entered into a number of business relationships with other brand owners, such as The J.M. Smucker Company, Dunkin Donuts’, Inc., Newman’s Own Organics, Inc., and Starbucks Corp., under which either the Company and/or the brand owner makes their brands available to consumers primarily in single serve packs.  These business relationships are established through licensing or manufacturing arrangements.

Under licensing arrangements, the Company licenses the right to manufacture, distribute and sell the finished products through the Company’s distribution channels using the brand owners’ marks. For the right to use the brand owners’ marks, the Company pays a royalty to each brand owner based on the Company’s sales of finished products that contain the respective brand owner’s mark.

Under manufacturing arrangements, the Company manufactures finished beverage products using beverage raw materials sourced by the Company or provided by the brand owner.  In both instances, once the manufacturing process is complete, the Company sells the finished product either to the brand owner or sells the finished product to Company customers.   Under certain manufacturing arrangements, the Company’s sole customer is the brand owner and the Company is prohibited from selling the beverage products to other types of customers through its distribution channels.  Under other manufacturing arrangements, in addition to manufacturing the beverage for sale to the brand owner, the Company has the right to sell the beverages using the brand owner’s marks in certain of its channels through a licensing arrangement, as described above.

Under both licensing and manufacturing arrangements, revenue is recognized consistent with the Company’s policy disclosed in its Form 10-K, i.e., when title and risk of loss pass to the customer (including brand owners), which generally occurs upon shipment or delivery of the product to the customer as defined by the contractual shipping terms.  Because revenue on sales of finished products sold under manufacturing or licensing arrangements is recognized consistent with the disclosed policy, the Company believes additional disclosure in its revenue recognition policy is not necessary.

Royalties incurred by the Company in connection with licensing arrangements are recognized as a cost of the related sale.  The costs are not a material component of the Company’s consolidated cost of sales and therefore are not included in the Company’s cost of goods sold disclosures.

The Company evaluates revenue recognition for new arrangements.  If a particular arrangement becomes material and based upon its terms, revenue is to be recognized differently from the above, the Company would include additional disclosure in its revenue recognition policy, as appropriate.

Significance of brand relationships to the Company’s operations

In making the determination if the arrangements have a significant impact on the Company’s operations, the Company considers, among other things, the requirements of Regulation S-K Items 101(c)(1)(vii), 303(a) and 303(b)(2) in its Quarterly and Annual Reports under the Securities Exchange Act of 1934.  In particular, the Company assesses the impact of the arrangements on the Company’s consolidated net sales and gross profit.

To date, no individual licensing or manufacturing arrangement’s net sales have been significant to the Company’s consolidated net sales (i.e., no arrangement has accounted for more than 10% of the Company’s consolidated net sales).  The Company analyzes each arrangement’s impact on consolidated net sales on an individual basis since it would be unlikely that the Company would lose its licensing or manufacturing rights to multiple brands at the same time.  Additionally, each of the Company’s licensing and manufacturing arrangements was separately negotiated with separate, unrelated legal entities, each with its own management and motivations for entering into the arrangement and each with separate terms and conditions, including term of agreement and termination rights.

To date, the gross profit on net sales for each manufacturing and licensing arrangement has not been material to the Company’s consolidated gross profit.  In addition, due to the increasing number of licensing and manufacturing arrangements, the Company also evaluates the impact the arrangements, in aggregate, may have on the Company’s consolidated gross profit as a result of changes in sales mix amongst brands that are (i) Company-owned, (ii) licensed, and (iii) sold to the respective brand owners under manufacturing arrangements. To date, the licensing and manufacturing arrangements, in aggregate, have not materially affected the Company’s consolidated gross profit percentage. The gross margin percentage on Company-owned brands and the weighted-average gross margin percentage on all brands are similar and the differential in margin percent when applied to consolidated sales, to date, has not materially affected the Company’s consolidated gross profit.

In order to provide users of the Company’s financial statements better visibility into its operations, in future filings the Company will add a broader description of the arrangements with brand owners in MD&A, similar to the disclosure above describing our licensing arrangements and manufacturing arrangements.  In addition, the Company will continue to monitor trends in its licensing and manufacturing arrangements, assess the impact they may have on current and future operating results and related cash flows, and, if they become significant, will make appropriate disclosure in future filings.

Form 10-Q for the Fiscal Quarter ended December 29, 2012

Financial Statements

Note 4 — Segment Reporting, page 8

2.              We note your disclosure on page 9 explaining that effective in fiscal year 2013, you consolidated the AFH selling teams in the United States from the SCBU segment and the KBU segment into one organization, and the results of the AFH channel are now reported only in the SCBU segment.

You disclose that prior periods were not recast because the changes resulting from the consolidation of the AFH channel in the SCBU segment “…did not materially affect the trends in asset balances or in reported results” for either SCBU or KBU for any quarterly or year-to-date period.  And although you indicate that the portion of fiscal year 2012 AFH net sales and operating income that was reported in the KBU segment represented approximately $81.9 million and $9.2 million, you provide no indication of the impact on your quarterly segment results.

As it appears you have changed the internal structure of your organization, we would like to understand why you have not adhered to FASB ASC 280-10-50-34, which requires prior periods to be recast under these circumstances unless this is impractical.  We do not believe the objective of comparability is alleviated merely by the absence of shifting trends.  Tell us why you believe this guidance does not apply if this is your view.

RESPONSE TO COMMENT 2

The Company considered the guidance under ASC 280-10-50-34 but did not consider the transfer of the AFH selling team from the KBU segment to the SCBU segment to be a material change in the in composition of reportable segments and therefore did not recast prior periods.  For the first quarter of fiscal 2012, the change to the segments represented approximately 6.6% and 4.1% of SCBU net sales and KBU net sales, respectively.  The Company does not believe the change was material to either the previously reported results or that it materially impacted the trends in asset balances, and therefore no recast was necessary.

Effective at the beginning of fiscal year 2013, the Company consolidated its AFH selling teams (representing approximately 55 employees) in the United States into one selling team and all AFH sales are now reported in the SCBU segment. Previously, sales to AFH customers were reported in both the SCBU and the KBU segments. The Company’s management structure, after the movement of the selling team, remains unchanged.  The Chief Executive Officer remains the Company’s CODM, and there were no changes to segment management or to the CODM’s package.  The President of each operating segment continues to report directly to the Company’s Chief Executive Officer; the Company’s operating segments remains the same (i.e. currently the CODM continues to manage the Company under the same three operating segments); and the format of the Company’s internal financial reporting for its segments (CODM’s package) remains unchanged.  The only impact of the consolidation of the AFH sales teams is the full inclusion of AFH results in SCBU and the exclusion of AFH results from KBU which was reflected prospectively in the CODM package.

In determining whether it would be appropriate to recast prior periods as a result of this change, the Company considered interpretive guidance regarding internal organizational changes of a portion of an operating segment in its analysis of ASC 280 requirements. Question 34B contained in Section 1135, Financial Statement Presentation - Segment Reporting under ASC 280, of PricewaterhouseCoopers (“PwC”) 2012 Accounting and Reporting Manual, states:

Question 34B: Consideration of Internal Organizational Changes of a Portion of an Operating Segment to the Previously Reported Segment Presentation - Company A has four operating segments. Company A has decided to move one of its product lines from one operating segment (Segment X) to another (Segment Z). Company A did not change its management structure and has determined the Company still has the same four operating segments. The only change to the CODM package as a result of the internal reorganization is the inclusion of the respective product line within Segment Z, as of the date of the change.

Does an internal reorganization of a portion of an operating segment that does not result in a change in a company’s management organizational structure or the format of its internal financial reporting for its operating segments require a Company to restate its previously reported segment information in subsequent filings?

Interpretive Response: It depends. If the changes to the segment assets and operating results as a result of reclassifying the assets, liabilities, and results of operations materially affect the trend in asset balances and/or the reported results, the Company should consider restating its previously reported segment disclosure information. If, however, the segment information does not materially change the segments’ financial information, one generally would not expect a restatement of the previously reported segment information. In determining whether the change to the segments’ financial information is material, one might consider, among other things, whether the CODM package has been adjusted retrospectively or whether the product line is considered a separate asset group (as defined in ASC 360-10-20 as the lowest level of identifiable cash flows that are independent from the cash flows of other asset groups). If the product line is a separate asset group, this may indicate that the composition of the segments has significantly changed and would not reflect an accurate comparison of resulting operating trends if not restated. Furthermore, if the product line is moved from a reporting unit that contains goodwill, one should consider the impact of the impairment testing of goodwill to determine whether the Company’s operating segments and its reporting units are materially affected by the change.

The facts and circumstances of the product change cited in the PwC interpretive example above are analogous to the Company’s consolidation of the AFH selling teams in that the Company changed only a portion of its operating segments and did not change the format of its internal financial reporting for its segments or its internal organization in a manner that caused the composition of its reportable segments to change. Consistent with PwC’s interpretive response, the Company considered whether restatement of the affected segment financial information was warranted. The Company assessed, amongst other things, the changes to the affected segments’ assets and operating results (as a result of reclassifying the assets and results of operations) and determined that the AFH change did not materially change the affected segments’ financial information or trends. Therefore, the Company did not restate comparative historical segment financial information or disclose the impact on its fiscal 2012 quarterly segment results.  In order to provider users of the Company’s financial statements more information, however, the Company will disclose the quarterly impact of the AFH change on the affected segments net sales and operating income in future filings.

In addition to the quantitative analysis above, the Company also considered the following in its determination of whether the AFH change materially affected segment financial information:

1.              The CODM package was not adjusted retrospectively;

2.              AFH is not considered a separate asset group, since its cash flows are not largely independent of cash flows from other asset groups; and

3.              The estimated amount of goodwill allocated to KBU-AFH on a relative fair value basis was not material to either SCBU or KBU total segment assets (less than 1% for all periods), and the amount did not have a material impact on the impairment testing of goodwill for either SCBU or KBU.

*              *              *              *              *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (802) 488-2500.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke

Chief Financial Officer

Green Mountain Coffee Roasters, Inc.